SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON APRIL 14, 2021

1.              DATE, TIME AND PLACE: On April 14, 2021, at 09:00 a.m., through conference call, due to the restrictions in force to the traffic of people caused by the COVID-19 pandemic.

2.              CONVOCAÇÃO, PRESENÇAS E MESA: Ordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. ("Company"), with the participation of the Board Members indicated below, through conference call. Board Member Roberto Lopes Pontes Simões also attended the meeting as a Chief Executive Officer. Vice-presidents Cristiana Lapa Wanderley Sarcedo, Marcelo Arantes and Pedro van Langendonck Teixeira de Freitas, Mrs. Lilian Porto Bruno, Ana Paula Tarossi, Clarisse Mello Machado Schlieckmann and Ylana Santos also attended the meeting. The Chairman of the Board of Directors presided the meeting and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTION AND SUBJECTS FOR ACKNOWLEDGEMENT OR SUBJECTS OF INTEREST TO THE COMPANY:

3.1.         Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company's headquarters and Governance Portal, the following resolution was taken:

a)	PD.CA/BAK-12/2021 – Election of Braskem S.A.’s Statutory Executive Board for the 2021/2024 triennium – after prior analysis of the proposal by the People and Organization Committee, which gave a favorable opinion on the approval of PD.CA/BAK-12/2021, the reappointment of the current members of the Statutory Executive Board was approved, with abstention of Board Member Roberto Lopes Pontes Simões, for a new three-year term, which will end at the first Ordinary Meeting of the Board of Directors to be held after the 2024 Annual General Meeting, namely: (i) Roberto Lopes Pontes Simões, Brazilian citizen, married under partial property ruling, mechanical engineer, enrolled with the Individual Taxpayer's Registry of the Ministry of Economy (CPF/ME) under No. 141.330.245-91, bearer of Identity Card (RG) No. 839.142 SSP/BA, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Chief Executive Officer; (ii) Pedro van Langendonck Teixeira de Freitas, Brazilian, married under the partial property ruling, engineer, enrolled with the Taxpayer's Register of the Ministry of Economy (CPF/ME) under No. 258.045.318-08, bearer of Identity Card (RG) No. 23.682.965-8 SSP/SP,

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BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON APRIL 14, 2021

resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Chief Financial Officer and Investor Relation Officer; (iii) Daniel Sales Corrêa, Brazilian citizen, married under partial property ruling, engineer, enrolled with the Individual Taxpayer's Register of the Ministry of Economy (CPF/ME) under No. 445.858.371-91, bearer of Identity Card (RG) No. 438535 SSP/MS, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Officer with no specific designation; (iv) Edison Terra Filho, Brazilian, married under the partial property ruling, production engineer, enrolled with the Taxpayer's Register of the Ministry of Economy (CPF/ME) under No. 157.964.638-70, bearer of Identity Card (RG) No. 20297001-2 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Officer with no specific designation; (v) Marcelo Arantes de Carvalho, Brazilian, married under the partial property ruling, business administrator, enrolled with the Taxpayer's Register of the Ministry of Economy (CPF/ME) under No. 700.697.006-72, bearer of Identity Card (RG) No. 1432663 SSP/MG, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Officer with no specific designation; and (vi) Marcelo de Oliveira Cerqueira, Brazilian, married under the partial property ruling, chemical engineer, enrolled with the Taxpayer's Register of the Ministry of Economy (CPF/ME) under No. 509.945.144-68, bearer of Identity Card (RG) No. 471232 SSP/AL, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, São Paulo/SP, CEP 05501-050, as Officer with no specific designation. The Officers hereby elected will take office upon execution of the respective instruments of investiture, and represented, for the purposes of paragraph 1, article 147, of Law No. 6,404, of December 15, 1976 (“Corporation Law”), that they are not prevented by any special law nor have been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor are they subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. The officers also presented written statements to comply with the provisions of paragraph 4, article 147 of the Corporation Law and CVM Ruling No. 367, of May 29, 2002, which have been filed in the headquarters of the Company. Due

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BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON APRIL 14, 2021

to the reappointments herein approved, the Company's Statutory Executive Board maintains its composition as follows: Roberto Lopes Pontes Simões – Chief Executive Officer; Pedro Van Langendonck Teixeira de Freitas – Chief Financial Officer and Investor Relation Officer; Daniel Sales Corrêa; Edison Terra Filho; Marcelo Arantes de Carvalho; and Marcelo de Oliveira Cerqueira.

3.2.	Subjects for Acknowledgement: Nothing to record since there are no subjects for acknowledgement on the Agenda of this meeting.

3.3.         Subjects of Interest to the Company/Executive Session of the Board of Directors: Nothing to record since there are no subjects of interest to the Company on the Agenda of this meeting.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all Board Members who attended the meeting, by the Chairman and by the Secretary.

São Paulo/SP, April 14, 2021.

José Mauro M. Carneiro da Cunha	Lilian Porto Bruno
President	Secretary

João Cox Neto	Andrea da Motta Chamma

Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista

Julio Soares de Moura Neto	Marcelo Klujsza

Paulo Roberto Vales de Souza	Roberto Faldini

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BRASKEM S.A.

Tax I.D. (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON APRIL 14, 2021

Roberto Lopes Pontes Simões	Rogério Bautista da Nova Moreira

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.